May 24, 2017

Via Edgar

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

Re:	American BriVision (Holding) Corporation

Amendment No. 3 to Registration Statement on Form S-1

Filed September 13, 2016

File No. 333-213618

Dear Ms. Hayes:

This letter is in response to the letter dated January 25, 2017 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to American BriVision (Holding) Corporation (the “Company”, “we” or “our”). In addition, this letter is also in response to the phone call on March 30, 2017 from the Staff (the “Additional Comments”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form S-1/A submitted accompanying this Response Letter is referred to as Amendment No. 3. An amended Form 10-K submitted accompanying this Response Letter is referred to as 10-K/A No.2.

Risk Factors

Our current products have certain side effects, page 9

1.       We refer to your revised disclosure in response to prior comment 2. We note your references to clinicaltrials.gov and to a medical journal for a discussion of adverse events. Please revise your risk factor and business section discussions to include a discussion of all material adverse events for each product candidate. Referring investors to sources outside your registration statement for material information is not sufficient to meet your disclosure obligation. Please revise your disclosure to ensure that all material information is included in your prospectus.

In response to Staff’s comments, the Registration Statement has been revised. We have discussed the serious adverse events and adverse events, if any, in the paragraphs under the subheading of each of the product candidates. We have revised all the references to “material adverse events” consistently for each product candidate to “serious adverse events” or “SAE” as defined therein.

Please refer to the revised disclosure on pages 9-12 under Risk Factor section and pages 38-42 under Business section of Amendment No.3.

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2.       We note that your revised disclosure continues to include scientific terms throughout the risk factor. Please revise your risk factor to explain the risks in a manner that lay readers will understand. For example, your explanation of “eosinophilia” includes the terms “eosinophilic leukocytes” and “peripheral blood,” which also require explanation.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 9, 11, and 12 of Amendment No.3. We have provided explanations of various scientific terminologies.

3.       You state that several serious adverse events were observed in 1 out of 21 participants. Please identify the product candidate associated with each event.

In response to Staff’s comments, the Registration Statement has been revised to clarify that the observation of serious adverse events in 1 out of 21 participants is associated with ABV-1502. Please refer to the revised disclosure on pages 9-10 of Amendment No.3.

4.       We note your disclosure in the first bullet under the table on page 10 that none of the adverse effects observed with respect to PDC-1421 were “clinically significant.” Please explain the term “clinically significant.”

In response to Staff’s comments, the Registration Statement has been revised. An effect is considered “clinically significant”, according to Segen’s Medical Dictionary, when a change in a patient’s/subject's clinical status that is regarded as important, whether or not it is due to an intervention in the context of a clinical trial.

Please refer to the revised disclosure on page 11 of Amendment No.3.

Management ’s Discussion and Analysis . . ., page.22

5.       Please revise your disclosure on page 24 to update the disclosure about the $6.5 million payment due no later than December 15, 2016 and to indicate whether BioLite has submitted the corresponding IND package.

In response to Staff’s comments, the Registration Statement has been revised. For the revised disclosure, please refer to the sub-heading “Second Payment” on page 26 and the paragraph starting with “Pursuant to the Collaborative Agreement, 6.5% of total payment…” on page 50 of Amendment No.3.

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Business

Our Licensed Compound, page 31

6.       We note your revised disclosure on page 31 stating that because of confidentiality obligations, you are not permitted to disclose the name of one of the cancer centers that is helping you to develop a Phase II clinical trial IND package for ABV-1502. Please revise your disclosure to eliminate “top” and “leading” to describe cancer centers and medical sites you are currently working with or negotiating with but are not able to identify.

In response to Staff’s comments, the Registration Statement has been revised. We have deleted the references of “top” and “leading” on pages 8, 34, 36, and 39 of Amendment No.3.

7.       We acknowledge your revised disclosure in response to comment 5. However, phase I/II clinical trials also test how well cancer or other disease responds to new treatment. Please explain how your Phase I/II clinical trial for ABV-1501 and ABV-1502 measured for such a response. If it did not include any endpoints relating to efficacy, please explain how this trial is considered a Phase I/II trial.

In response to Staff’s comments, the Registration Statement has been revised. We have inserted additional bullet points and rearranged original ones.

For ABV-1501, please refer to the 4th bullet point under the sub-heading “ABV- 1501 Triple…” on page 37 of Amendment No.3 for the revised disclosure of endpoints associated with this product and the 7th bullet point for how Phase I/II clinical trial for ABV-1501 is measured.

For ABV-1502, please refer to the 4th bullet point under the sub-heading “ABV- 1502 Solid …” on page 37 of Amendment No.3 for the revised disclosure of endpoints associated with this product and the 7th bullet point for how Phase I/II clinical trial for ABV-1502 is measured.

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8.       Please explain why 24 subjects enrolled in the study to see whether Maitake improves the neutrophil count and function in patients with MDA were not treated.

In response to Staff’s comments, the Registration Statement has been revised. It was intentionally designed to have these 24 subjects not treated because they were physically healthy and were voluntary participants in the trial who donated their blood. Please refer to the revised disclosure on page 38 of Amendment No.3.

9.       We acknowledge your revised disclosure in response to comment 9. Please further revise your disclosure on page 33 regarding the Phase I and the Phase II Part One trials for ABV-1504 and ABV-1505 to clearly explain whether the primary and secondary endpoints were met for each of the trials, and to discuss where the trials were conducted. In addition, we note your statement that the oral administration of PDC-1421 was “safe and well-tolerated” for certain doses. As previously noted, the FDA makes the determination that a drug is safe for use under prescribed conditions. Accordingly, please revise your disclosure to remove the suggestion that the FDA or any comparable regulatory authority has determined your product to be safe.

In response to Staff’s comments, the Registration Statement has been revised.

Please refer to revised disclosure on pages 39-41 of Amendment No.3 that has been categorized by each phase and each part, respectively, for both ABV-1504 and ABV-1505.

In addition, we have removed the reference of “safe and well-tolerated”.

Market Opportunity and Growth Strategy/Business Plan, page 34

10.       We note your revised disclosure in this section that one of your competitive advantages is the “intrinsic value” of your licensed compounds. Please expand your disclosure to describe this intrinsic value of the five compounds.

We respectfully advise the Staff that we have revised the Registration Statement and removed such reference that our competitive advantages is “the intrinsic value” of our licensed compounds.

11.       In response to our comment 14, you state that you will seek a qualified clinic to develop your product in the “unlikely event” that you are not able to co-develop your products with “leading big international pharmaceuticals.” Since you currently do not have any co-development agreements with any leading pharmaceutical companies, please explain why it is unlikely that you may not enter into such an agreement, or delete the reference to the possibility being unlikely.

In response to Staff’s comments, the Registration Statement has been revised and removed the reference of “unlikely event”. Please refer to the revised disclosure in the paragraph starting with “2. Once we complete POC, we will co-develop…”on page 42 of Amendment No.3.

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12.       Please explain why you believe your business model provides you with a competitive advantage as the elements of your model are common in the industry.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure in the paragraph starting with “3. Our business model is different from the traditional one…”on page 42 of Amendment No.3.

13.       We refer to your revised disclosure regarding the expressions of interest from pharmaceutical companies regarding certain of your licensed compounds. Please disclose whether any of these discussions have resulted in any type of term sheet or contractual arrangement. If not, please expand your disclosure to explain the possibility that you may not be able to reach any agreements on favorable terms.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure in the paragraph starting with “ABVC will focus on the development…”on page 42 of Amendment No.3.

Intellectual Property, page 35

14.       Based on your revised disclosures, it appears that the last two patents appearing in the table on page 36 have expired. Please either delete them from the table or explain why it is appropriate to keep them.

We respectfully advise the Staff that we have revised the Registration Statement and removed such reference of the last two patents.

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Executive Compensation

Outstanding Equity Awards at Fiscal Year End, page 40

15.       Please include the updated disclosures for your fiscal year ended September 30, 2016, as required by Item 402(p) of Regulation S-K.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 49 of Amendment No.3.

Certain Relationships and Related Transactions, and Director Independence, page 41

16.       Please provide the updated disclosures required by Item 404 of Regulation S-K.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 50-51 of Amendment No.3.

Security Ownership of Certain Beneficial Owners and Management, page 43

17.       Please update the table to reflect information as of the most recent practicable date as required by Item 403 of Regulation S-K.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 51 of Amendment No.3.

Financial Statements

Table of Contents, page F-1

18.       Please address the following comments regarding your financial statements:

●       Provide your auditors’ report that includes the fiscal 2016 financial statements. In this regard, the report on page F-17 only covers fiscal 2015.

●       Provide one set of audited comparable financial statements for fiscal 2016 and 2015.

In this regard, it is unclear why you provide the fiscal 2015 standalone financial statements beginning on page F-18 when they are included in the financial statements beginning on page F-2.

●       When providing the financial statements in the preceding bullet, ensure that you remove the word “condensed” from each basic financial statement as condensed financial statements only apply to interim financial statements under Rule 8-03(a) of Regulation S-X.

In response to Staff’s comments, the Registration Statement has been revised.

Please refer to the auditors’ report that includes the fiscal 2016 and 2015 financial statements on page F-2, and revised disclosure with audited comparable financial statements for the fiscal years ended 2016 and 2015 on F-2 to F-11 of Amendment No.3.

We also removed the word “condensed” from each basic financial statement for the fiscal years ended 2016 and 2015.

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19.       We acknowledge your response to prior comment 20. As previously requested, please tell us about your $300,000 “other payable.” In this regard, tell us the following:

●       To whom you owed the $300,000;

●       What you received in exchange for this payable (confirm whether or not you received $300,000 in cash);

●       Assuming you received cash, why the creditor advanced you these funds (tell us whether this is some form of borrowing); and

●       How the cash flows associated with this obligation qualify as operating cash flows under ASC 230-10-45-16 an 45-17 instead of financing activities under ASC 230-10-45-14 and 45-15. In addition, please revise your filing to provide the error correction disclosures required by ASC 250-10-50-7 and 50-8 for your reclassification of your “due to shareholder” obligation and any reclassification related to your “other payable,” or explain to us why such disclosure is not warranted.

In response to Staff’s comments, the $300,000 was owed to the consultant, Euro-Asia Investment & Finance Corp. Limited (“Euro-Asia”).

In exchange for the payable of $300,000, Euro-Asia provided the Company with the professional service for our reverser merger transaction which was completed in 2016.

No cash was received in this transaction. Hence, this is not related to the loan or advance from the creditor, but the payable to the professional service fee instead. It was correct to be disclosed as an operating cash flow item.

In response to Staff’s comment on reclassification of “due to shareholder”, the Registration Statement has been revised. Please refer to the revised disclosure on page F-6 of Amendment No.3 and page F-5 of September 30, 2016 10-K/A No.2.

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20.       We acknowledge your response to prior comment 21. Please address the following comments:

●       Revise your statements of operations to present all your research and development expenses, including this upfront license fee, separately from your selling, general and administrative expenses. See ASC 730-10-50-1.

●       Tell us why you have not filed an Item 4.02 Form 8-K related to the financial statements included in your June 30, 2016 Form 10-Q and why you have not amended that interim report; and

●       Amend your September 30, 2016 Form 10-K and this filing for the revision in the first bullet of this comment and to provide the error correction disclosures required by ASC 250-10-50-7 and 50-8. When providing these disclosures, we remind you that although our comment may have prompted your reconsideration of your accounting, you must take responsibility for both your original and revised accounting.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on statements of operations to present all our research and development expenses on page F-4 of Amendment No.3 for the period for September 30, 2016, and page F-3 of related 10-K/A No.2

We have also filed the 10Q/A for the period ended June 30, 2016 on February 22, 2017 to amend the disclosure of research and development expenses. Please refer to the revised disclosure on page 3 of 10Q/A No.1 for the quarter ended June 30, 2016.

Exhibit Index, page II-3

21.       Please revise your exhibit index to identify the other parties to the agreements filed as exhibits 10.1 and 10.2.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page П-3 of Amendment No.3.

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Exhibit 23.1

22.       We acknowledge your response to prior comment 22. As requested above, please include your auditor’s report for the fiscal year 2016 in your filing. In addition, please ensure that the date of the report is appropriately referenced in their consent. In this regard, the current consent indicates that the date of their report is January 11, 2017 when the date of the report included in your September 30, 2016 Form 10-K is January 12, 2017.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page П-3 of Amendment No.3 and exhibit 23.1.

23.        The Additional Comments:

1)	The audit report should (a) include an explanatory paragraph relating to the restatement pursuant to PCAOB AS 3101.18a-18c; and (b) the date of the report should be updated or have dual dates per AC3110.05;

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages F-2 of Amendment No.3 and page F-1 of 10-K/A No.2.

2)	The balance sheet and other financial statements cannot be labeled as “condensed”.;

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page F-3 to F-6 of Amendment No.3 and page F-2 to F-5 of 10-K/A No.2.

3)	All the financial statements should be labeled as “restated”;

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page F-3 to F-6 of Amendment No.3 and page F-2 to F-5 of 10-K/A No.2.

4)	The company needs to respond to comment No. 19 to the S-1 with regard to the $300k other payable as to whether those should be categorized as operating activity or investment activity;

In response to Staff’s comments, the $300,000 was owed to the consultant, Euro-Asia Investment & Finance Corp. Limited (“Euro-Asia”).

In exchange for the payable of $300,000, Euro-Asia provided the Company with the professional service for our reverser merger transaction which was completed in 2016.

No cash was received in this transaction. Hence, this is not related to the loan or advance from the creditor, but the payable to the professional service fee instead. It was correct to be categorized as an operating cash flow item.

5)	The cash flow statement for FYE 9/30/15 should be labeled as “restated” due to the reclassification.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page F-6 of Amendment No.3 and page F-5 of 10-K/A No.2.

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In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Joan Wu, Esq. of Hunter Taubman Fischer & Li LLC, at (212) 732-7184.

Sincerely,

Kira Huang
Chief Financial Officer
American BriVision (Holding) Corporation

cc:       Joan Wu, Esq.